HILAND PARTNERS, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701

February 8, 2005

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 4-5
Washington, D.C. 20549-0405

Attention:	Mr. Alex Shukhman
Re:	Hiland Partners, LP Registration Statement on Form S-1 Filed on October 22, 2004 (File No. 333-119908)

Dear Mr. Shukhman:

        Hiland Partners, LP, (the "Partnership") hereby represents to the Securities and Exchange Commission (the "Commission") that should the Commission or the staff of the Division of Corporation Finance (the "Staff") acting pursuant to delegated authority, declare the above referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement, and the Partnership represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Partnership further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the registration statement effective does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosures in the post-effective amendment.

Very truly yours,
/s/ Ken Maples
Name:	Ken Maples
Title:	Chief Financial Officer, Vice President and Secretary